                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



(Mark One):

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

     For the fiscal year ended December 31, 1998

                                       OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

     For the transition period from ________________ to  ________________

     Commission file number:  1-11083

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Boston Scientific Corporation
                               401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Boston Scientific Corporation
                           One Boston Scientific Place
                              Natick, MA 01760-1537

                              AUDITED FINANCIAL STATEMENTS
                              AND SUPPLEMENTAL SCHEDULES


                              BOSTON SCIENTIFIC CORPORATION
                              401(k) SAVINGS PLAN



                              YEARS ENDED DECEMBER 31, 1998 AND 1997

                BOSTON SCIENTIFIC CORPORATION 401(K) SAVINGS PLAN

                          AUDITED FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES


                     YEARS ENDED DECEMBER 31, 1998 AND 1997



                                    CONTENTS



Report of Ernst & Young LLP Independent Auditors...........................   1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits.......................   2
Statements of Changes in Net Assets Available for Plan Benefits............ 3-4
Notes to Financial Statements.............................................. 5-7

Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes.................   8
Line 27d - Schedule of Reportable Transactions ............................   9

                REPORT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS



401(k) Plan Committee
Boston Scientific Corporation
401(k) Savings Plan


We have audited the accompanying statements of net assets available for plan benefits of the Boston Scientific Corporation 401(k) Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits at December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of changes in net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the 1998 financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                   Ernst & Young LLP

Boston, Massachusetts
June 17, 1999

                Boston Scientific Corporation 401(k) Savings Plan

              Statements of Net Assets Available for Plan Benefits


                                                                 DECEMBER 31
                                                            1998            1997
                                                        -----------------------------

Assets

Investments, at fair value
Registered investment companies:
    Vanguard Bond Index Fund                            $  2,189,449     $    334,948
    Vanguard Index Trust 500 Portfolio                    44,021,032       31,398,044
    Vanguard International Growth Portfolio               12,783,403       11,050,434
    Vanguard U.S. Growth Portfolio                        47,633,348       30,981,760
    Vanguard Wellington Fund                              14,477,989        9,394,773
    Vanguard Windsor II Fund                               3,962,398        1,135,188
    Warburg Pincus Emerging Growth Fund                    4,167,651          689,207
                                                        ------------     ------------
                                                         129,235,270       84,984,354

BSC Stock Fund                                            51,666,674       34,502,333
Pfizer Stock Fund                                         49,563,851               --
Participants' notes receivable                             9,248,682        5,762,196
                                                        ------------     ------------
                                                         110,479,207       40,264,529

Investments, at contract value
    Income Fund                                           15,088,490       13,897,195

Receivables:
    Contributions receivable from participants             1,234,353          808,474
    Contributions receivable from Plan Sponsor               294,056          182,580
                                                        ------------     ------------
                                                           1,528,409          991,054
                                                        ------------     ------------
Net assets available for plan benefits                  $256,331,376     $140,137,132
                                                        ============     ============



                             See accompanying notes.

                BOSTON SCIENTIFIC CORPORATION 401(k) SAVINGS PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             WITH FUND INFORMATION
================================================================================


                                                                 For the Year Ended December 31, 1998
                                -------------------------------------------------------------------------------------------------
                                                              Vanguard      Vanguard       Vanguard      Vanguard      Vanguard
                                                 Income      Index Trust   Bond Index   International   U.S. Growth   Wellington
                                    Total         Fund      500 Portfolio     Fund     Growth Portfolio  Portfolio       Fund
                                ------------   -----------  -------------  ----------  ---------------- ------------  -----------

Additions to net assets
attributed to:
   Investment income:
     Interest and
       dividend income          $  7,350,040   $   806,265   $   673,037   $  109,538    $   257,558     $ 2,927,786  $ 1,583,360
   Contributions:
     Contributions and
       rollovers from
       participants               83,324,143     2,497,442     6,180,683      709,067      2,629,423       5,271,214    5,282,845
     Contributions from
       Plan Sponsor                6,284,549       470,531     1,215,514       86,327        462,974       1,159,266      444,494
                                ------------   -----------   -----------   ----------    -----------    ------------  -----------
                                  89,608,692     2,967,973     7,396,197      795,394      3,092,397       6,430,480    5,727,339
                                ------------   -----------   -----------   ----------    -----------    ------------  -----------
          Total additions         96,958,732     3,774,238     8,069,234      904,932      3,349,955       9,358,266    7,310,699
                                ------------   -----------   -----------   ----------    -----------    ------------  -----------
Deductions from net assets
attributed to:
   Benefits paid to
     participants                 12,738,301     1,976,500     2,946,100      121,786      1,056,392       2,390,465    1,362,331
                                ------------   -----------   -----------   ----------    -----------    ------------  -----------
Net increase (decrease)
   prior to loans, transfers
   and other activity             84,220,431     1,797,738     5,123,134      783,146      2,293,563       6,967,801    5,948,368
   Loans, transfers and
     other activity, net                  --      (606,443)   (1,224,837)   1,038,090     (2,202,659)       (423,943)    (813,922)
   Net realized and
     unrealized gain (loss)
     on investments               31,973,813            --     8,724,691       33,265      1,642,065      10,107,730      (51,230)
                                ------------   -----------   -----------   ----------    -----------    ------------  -----------
          Net increase           116,194,244     1,191,295    12,622,988    1,854,501      1,732,969      16,651,588    5,083,216
Net assets available
for plan benefits:
   Beginning Balance,
     January 1, 1998             140,137,132    13,897,195    31,398,044      334,948     11,050,434      30,981,760    9,394,773
                                ------------   -----------   -----------   ----------    -----------    ------------  -----------
   Ending Balance,
     December 31, 1998          $256,331,376   $15,088,490   $44,021,032   $2,189,449    $12,783,403    $ 47,633,348  $14,477,989
                                ============   ===========   ===========   ==========    ===========    ============  ===========


                                                                      For the Year Ended December 31, 1998
                                   ----------------------------------------------------------------------------------------------
                                    Vanguard        Warburg Pincus      BSC           Pfizer         Participant
                                   Windsor II      Emerging Growth     Stock           Stock            Notes       Contributions
                                      Fund              Fund           Fund            Fund           Receivable      Receivable
                                   ----------      ---------------  -----------     -----------      -----------    -------------

Additions to net assets
attributed to:
   Investment income:
     Interest and
       dividend income             $  386,165        $    6,046     $        --     $        --       $  600,285      $       --
   Contributions:
     Contributions and
       rollovers from
       participants                 1,407,013         4,262,234       7,655,981      44,213,962        1,979,926       1,234,353
     Contributions from
       Plan Sponsor                   214,121           216,691       1,720,575              --               --         294,056
                                   ----------        ----------     -----------     -----------       ----------      ----------
                                    1,621,134         4,478,925       9,376,556      44,213,962        1,979,926       1,528,409
                                   ----------        ----------     -----------     -----------       ----------      ----------
          Total additions           2,007,299         4,484,971       9,376,556      44,213,962        2,580,211       1,528,409
                                   ----------        ----------     -----------     -----------       ----------      ----------
Deductions from net assets
attributed to:
   Benefits paid to
     participants                      97,950           534,940       1,626,677              --          625,160              --
                                   ----------        ----------     -----------     -----------       ----------      ----------
Net increase (decrease)
   prior to loans, transfers
   and other activity               1,909,349         3,950,031       7,749,879      44,213,962        1,955,051       1,528,409
   Loans, transfers and
     other activity, net              926,428          (616,806)      3,383,711              --        1,531,435        (991,054)
   Net realized and
     unrealized gain (loss)
     on investments                    (8,567)          145,219       6,030,751       5,349,889               --              --
                                   ----------        ----------     -----------     -----------       ----------      ----------
          Net increase              2,827,210         3,478,444      17,164,341      49,563,851        3,486,486         537,355
Net assets available
for plan benefits:
   Beginning Balance,
     January 1, 1998                1,135,188           689,207      34,502,333              --        5,762,196         991,054
                                   ----------        ----------     -----------     -----------       ----------      ----------
   Ending Balance,
     December 31, 1998             $3,962,398        $4,167,651     $51,666,674     $49,563,851       $9,248,682      $1,528,409
                                   ==========        ==========     ===========     ===========       ==========      ==========




                            See accompanying notes.

                BOSTON SCIENTIFIC CORPORATION 401(k) SAVINGS PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             WITH FUND INFORMATION
================================================================================

                                                              For the Year Ended December 31, 1997
                             -------------------------------------------------------------------------------------------------
                                                           Fidelity      Fidelity       Scudder        Vanguard     Vanguard
                                               Income      Balanced      Magellan        Global       Index Trust   Bond Index
                                 Total          Fund         Fund          Fund           Fund       500 Portfolio    Fund
                             ------------   -----------   -----------   -----------    -----------   -------------  ----------

Additions to net assets
attributed to:
    Investment income:
      Interest and
        dividend income      $  4,982,647   $   649,910   $   144,460     $ 714,672    $        --      $ 648,689    $ 4,552
    Contributions:
      Contributions and
        rollovers from
        participants           39,295,971     5,774,770     1,745,612     4,703,934      3,309,916      9,441,847     85,339
      Contributions from
        Plan Sponsor            4,386,070       407,810       119,340       460,377        202,498        885,310      5,165
                             ------------   -----------   -----------   -----------    -----------    -----------   --------
                               43,682,041     6,182,580     1,864,952     5,164,311      3,512,414     10,327,157     90,504
                             ------------   -----------   -----------   -----------    -----------    -----------   --------
          Total additions      48,664,688     6,832,490     2,009,412     5,878,983      3,512,414     10,975,846     95,056
                             ------------   -----------   -----------   -----------    -----------    -----------   --------
Deductions from net assets
attributed to:
    Benefits paid to
      participants              7,851,963     2,303,494       321,347       569,201        544,025      1,664,754        750
                             ------------   -----------   -----------   -----------    -----------    -----------   --------
Net increase (decrease)
  prior to loans, transfers
  and other activity           40,812,725     4,528,996     1,688,065     5,309,782      2,968,389      9,311,092     94,306
    Loans, transfers and
      other activity, net              --    (1,758,465)   (8,137,233)  (32,611,427)   (13,772,534)    (1,989,965)   238,274
    Net realized and
      unrealized gain (loss)
      on investments            3,233,194            --       808,366     3,465,283      2,007,832      7,005,363      2,368
                             ------------   -----------   -----------   -----------    -----------    -----------   --------
          Net increase         44,045,919     2,770,531    (5,640,802)  (23,836,362)    (8,796,313)    14,326,490    334,948
Net assets available
for plan benefits:
    Beginning Balance,
      January 1,  1997         96,091,213    11,126,664     5,640,802    23,836,362      8,796,313     17,071,554         --
                             ------------   -----------   -----------   -----------    -----------    -----------   --------
    Ending Balance,
      December 31,  1997     $140,137,132   $13,897,195   $        --   $        --    $        --    $31,398,044   $334,948
                             ============   ===========   ===========   ===========    ===========    ===========   ========


                                                              For the Year Ended December 31, 1997
                            ------------------------------------------------------------------------------------------------------
                               Vanguard                                         Warburg Pincus
                            International   Vanguard      Vanguard     Vanguard    Emerging      BSC      Participant
                               Growth      U.S. Growth   Wellington   Windsor II    Growth       Stock       Notes     Receivables
                              Portfolio     Portfolio       Fund          Fund       Fund        Fund      Receivable    and Other
                            -------------  -----------   ----------   ---------- ------------- ---------- -----------  -----------
Additions to net assets
attributed to:
    Investment income:
      Interest and
        dividend income      $   470,806   $ 1,204,653   $  671,336   $   81,562     35,178   $        --   $ 356,829   $       --
    Contributions:
      Contributions and
        rollovers from
        participants           1,104,890     2,279,088      800,254      211,634    194,397     8,226,326     609,491      808,473
      Contributions from
        Plan Sponsor             222,872       522,225      152,280       18,826     15,937     1,190,849          --      182,581
                             -----------   -----------   ----------   ----------   --------   -----------  ----------   ----------
                               1,327,762     2,801,313      952,534      230,460    210,334     9,417,175     609,491      991,054
                             -----------   -----------   ----------   ----------   --------   -----------  ----------   ----------
          Total additions      1,798,568     4,005,966    1,623,870      312,022    245,512     9,417,175     966,320      991,054
                             -----------   -----------   ----------   ----------   --------   -----------  ----------   ----------
Deductions from net assets
attributed to:
    Benefits paid to
      participants               245,641       813,283      219,156        4,933        279       986,720     178,380           --
                             -----------   -----------   ----------   ----------   --------   -----------  ----------   ----------
Net increase (decrease)
  prior to loans, transfers
  and other activity           1,552,927     3,192,683    1,404,714      307,089    245,233     8,430,455     787,940      991,054
    Loans, transfers and
      other activity, net     11,356,203    26,952,608    7,974,278      875,361    485,512     9,928,974   1,648,262   (1,189,848)
    Net realized and
      unrealized gain (loss)
      on investments          (1,858,696)      836,469       15,781      (47,262)   (41,538)   (8,960,772)         --           --
                             -----------   -----------   ----------   ----------   --------   -----------  ----------   ----------
          Net increase        11,050,434    30,981,760    9,394,773    1,135,188    689,207     9,398,657   2,436,202     (198,794)
Net assets available
for plan benefits:
    Beginning Balance,
      January 1,  1997                --            --           --           --         --    25,103,676   3,325,994    1,189,848
                             -----------   -----------   ----------   ----------   --------   -----------  ----------   ----------
    Ending Balance,
      December 31,  1997     $11,050,434   $30,981,760   $9,394,773   $1,135,188   $689,207   $34,502,333  $5,762,196   $  991,054
                             ===========   ===========   ==========   ==========   ========   ===========  ==========   ==========


                Boston Scientific Corporation 401(k) Savings Plan

                          Notes To Financial Statements

                     Years Ended December 31, 1998 and 1997


1. DESCRIPTION OF THE PLAN

The Boston Scientific Corporation 401(k) Savings Plan (the Plan) was amended and restated effective January 1, 1997.

Administrative responsibilities transferred from New York Life Benefit Services to The Vanguard Group (the plan administrator) effective July 1, 1997. Plan funds upon conversion transferred to similar funds under the Vanguard administration. Participants were given the opportunity to self direct these transfers if desired.

The Plan is a defined contribution plan covering all eligible employees who have completed 30 days of service and have attained 21 years of age. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A participant may contribute between 1% and 15% of his or her pretax annual compensation each year. Boston Scientific Corporation's (the Company) matching contribution is the lesser of 50% of the participant's elective contribution or 2% of eligible compensation, as defined.

The Plan was amended, effective January 1, 1998, to include other employer contributions. The Company shall contribute to the Plan such amounts as determined by the Board of Directors (the Board) on behalf of certain eligible participants.

The Plan was amended effective September 11, 1998, to include a special matching contribution by the Company on behalf of participants who were employed by certain subsidiaries of Pfizer, Inc. which were acquired by the Company on September 10, 1998. The special matching contribution shall be equal to (i) 50% of the elective contributions made on behalf of such eligible participant with respect to each applicable period which do not exceed 2% of the eligible participant's compensation for such period, and (ii) 50% of the elective contributions which exceed 4% but do not exceed 6% of such eligible participant's compensation for such period. This will be in effect through September 10, 2000.

The September 11, 1998 amendment also established an investment fund to hold shares of Pfizer Inc. common stock transferred from the Pfizer Savings and Investment Plan for Schneider employees. No contributions can be made to this fund and any earnings on this fund will be allocated to a participant's current investment elections under the Plan. A participant can transfer amounts out of the Pfizer stock fund to other investment funds within the Plan.

The plan was amended effective November 16, 1998 allowing withdrawals from a rollover account for any reason and allowing totally disabled participants, as defined in the long term disability contract, to take withdrawals at any time regardless of age.

For the two Plan years beginning January 1, 1999 and January 1, 2000, the Company shall contribute on behalf of each Schneider Participant, 3% of such eligible participant's compensation.

At the discretion of the Board, the Company may also make an additional discretionary contribution. Employees with three or more years of credited service on December 31, 1992 will be fully vested in such amounts and all other employees will become fully vested in such amounts after five years of credited service. No additional discretionary contribution was made in 1998 or 1997.

                Boston Scientific Corporation 401(k) Savings Plan

A participant can allocate his or her account among various investment funds. Each participant's account is credited with the participant's contribution, the Company's contribution and an allocation of Plan earnings. The allocations of earnings are based upon each participant's account balance by fund in relation to all participants' account balances by fund. Each participant is fully vested in his or her account, except as discussed above regarding discretionary contributions. The benefit to which a participant is entitled is the benefit included in the participant's account.

A participant may borrow from his or her fund account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his or her account balance. Loan terms range up to 5 years or up to 10 years for the purchase of a primary residence. However, participants of the defined contribution plans of the acquired companies (refer to Note 2) may retain the loan terms granted under their former plans. Loan terms related to these participants range up to 5 years or up to 10 years for the purchase of a primary residence. The loan is secured by the balance in the participant's account and bears interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Interest rates on loans outstanding at December 31, 1998 ranged from 6.3% to 12.0%. Principal and interest are paid ratably through payroll deductions.

Upon retirement or termination of service, a participant either receives a lump-sum amount equal to the value of his or her account, a variable or a fixed installment option. If a participant's balance is greater than a preset amount, he or she has the option of leaving the funds invested in the Plan. A participant may withdraw all or a portion of his or her contributions to the extent necessary to meet a financial hardship.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

The foregoing description of the Plan provides only general information. Participants should refer to the "Summary Plan Description" and the Plan document for a more complete description of the Plan's provisions. Copies are available from the 401(k) Administrative Committee.

2. BOSTON SCIENTIFIC CORPORATION MERGERS AND ACQUISITIONS

During 1995, the Company completed five strategic acquisitions. The Company merged one of the defined contribution plans of the acquired companies into the Plan during 1995, one during 1996, and two in 1997. The defined contribution plan of the other acquired company was terminated in 1996.

During 1996, the Company completed two additional strategic acquisitions. The Company merged the defined contribution plan of one of the acquired companies into the Plan in May, 1996. The defined contribution plan of the other acquired company was merged into the Plan in January, 1997.

During 1997, the Company completed a strategic acquisition. The Company merged the defined contribution plan of the acquired company into the Plan in January, 1998.

During 1998, the Company completed a strategic acquisition. The Company merged the participant's loan fund of the defined contribution plan of the acquired company into the Plan in October 1998, the Pfizer stock fund in November 1998 and the remaining funds in January 1999.

                Boston Scientific Corporation 401(k) Savings Plan

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the Plan are maintained on the accrual basis.

Investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the fund. Securities listed on a registered stock exchange are valued by the Plan Administrator at the last reported sales price on the last business day of the Plan year. The participant notes receivable are valued at cost which approximates fair value.

The income fund includes guaranteed investment contracts issued by banks, insurance companies or other financial institutions pursuant to amounts deposited and interest at such fixed, variable or other rates specified under the terms of the agreement. Assets are valued at fair market value. A unit method is used to determine the equitable share of each participating trust in the fund and the fund is intended to maintain a share value of one dollar. The crediting interest rate as of December 31, 1998 and the average yield for the year then ended was 5.3%.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.


4. TRANSACTIONS WITH PARTIES-IN-INTEREST

Fees for legal, accounting and other services rendered during the year by parties-in-interest were paid by the Company.

On November 30, 1998 a two-for-one stock split in the form of a 100% stock dividend was paid by the Company to stockholders of record as of November 13, 1998. Accordingly, the Plan received a common stock dividend as a result of its investment in the BSC Stock Fund. During 1997, the Company did not declare or pay any dividends.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 20, 1998, stating that the Plan is qualified under Section 401
(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.  YEAR 2000 ISSUE (UNAUDITED)

The Company's new global information system is Year 2000 compliant and it is assessing other internal programs to determine if they are Year 2000 compliant. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 ready. Costs related to the Year 2000 project will be borne by the Company and third party service providers. The Company does not expect this project to have significant effect on Plan operations.

                Boston Scientific Corporation 401(k) Savings Plan
                                 EIN #04-2695240
                                    Plan #001

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998



                                                                                    Current
Identity of Issue                           Shares or Units          Cost            Value
-----------------                           ---------------      ------------     ------------

Bankers Trust:
   Income Fund                                  7,759,638        $  7,759,638     $  7,759,638

Warburg Pincus:
   Emerging Growth Fund                           104,269           3,963,979        4,167,651

Vanguard Group:*
   Index Trust 500 Portfolio                      386,319          31,573,179       44,021,032
   Money Market Reserves Prime Portfolio        7,328,852           7,328,852        7,328,852
   Bond Index Fund                                213,189           2,175,628        2,189,449
   International Growth Portfolio                 681,055          12,643,492       12,783,403
   U.S. Growth Portfolio                        1,270,561          37,857,379       47,633,348
   Wellington Fund                                493,288          14,685,552       14,477,989
   Windsor II                                     132,744           4,041,727        3,962,398

Boston Scientific Corporation:*
   Stock Fund                                   1,926,962          50,313,387       51,666,674

Pfizer Stock Fund                                 395,128           4,901,407       49,563,851

Participant notes receivable                 6.3% to 12.0%                 --        9,248,682
                                                                 ------------     ------------
                                                                 $177,244,220     $254,802,967
                                                                 ============     ============

*   Indicates party-in-interest to the Plan.


                Boston Scientific Corporation 401(k) Savings Plan
                                 EIN #04-2695240
                                    Plan #001

                 Line 27d - Schedule of Reportable Transactions

                          Year Ended December 31, 1998


                                                                 Total Number
                                                                of Transactions
                                                               Made by the Plan       Total Dollar    Total Dollar
                                                                During the Year         Value of        Value of          Net
Identity of Party Involved      Description of Assets         Purchases      Sales      Purchases        Sales         Gain(Loss)
--------------------------      ---------------------         ---------      -----    ------------    ------------     ---------

Category (iii)--Series of
  transactions in excess
  of 5% of plan assets

Vanguard Money Market
  Reserves Prime Portfolio    Income Fund                        143          128       $ 9,375,752   $ 8,579,692      $       --

Vanguard Group*:              Index Trust 500 Portfolio          236          250        20,052,073    16,153,167       3,973,277
                              Bond Index Fund                    198          126         5,554,797     3,936,151          21,768
                              International Growth Portfolio     178          247         4,211,713     4,761,576       (205,204)
                              U.S. Growth Portfolio              230          250        15,939,048     9,401,127       1,013,331
                              Wellington Fund                    180          245         6,097,345     3,979,548         140,223
                              Windsor II Fund                    189          160         5,961,729     3,126,829          24,961
Boston Scientific
  Corporation*                Stock Fund                         245          252        41,302,599    30,164,632       7,233,002



*  Indicates party-in-interest to the Plan.

THERE WERE NO CATEGORY (i), (ii), OR (iv) REPORTABLE TRANSACTIONS DURING 1998.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          Boston Scientific Corporation
                                          401(k) Savings Plan


Date: June 30, 1999                       By: /s/ Lawrence C. Best
                                              ---------------------------------
                                              Lawrence C. Best
                                              Plan Administrator and
                                              Senior Vice President - Finance
                                              and Administration and
                                              Chief Financial Officer
                                              of Boston Scientific Corporation